# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: McCORMICK & COMPANY, INCORPORATED, CIK 0000063754
CUSIP: 579780206
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 24 Schilling Road, Suite 1, Hunt Valley, Maryland (MD), 21031
Date of event which requires filing of this statement: 01/27/2025
Amends the filing with accession number 0001123292-20-000188
Filed by CIK 0001352090
Persons authorized to receive notices and communications: Jeffery D. Schwartz, c/o McCormick & Company, Incorporated, 24 Schilling Road, Suite 1, Hunt Valley, Maryland (MD), 21031, (410) 771-7301

## Reporting persons
- Lawrence E. Kurzius (CIK 0001352090): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,259,911; shared voting power 0; sole dispositive power 2,259,911; shared dispositive power 0; aggregate amount beneficially owned 2,259,911 (12.9% of the class)
  Comment: *See Item 5.
  
  **Based on (i) 15,636,290 shares of Common Stock outstanding as of December 31, 2024 plus (ii) 1,771,011 shares that may become issuable upon the exercise of stock options held by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: McCORMICK & COMPANY, INCORPORATED
Address of issuer's principal executive offices: 24 Schilling Road, Suite 1, Hunt Valley, Maryland (MD), 21031

## Item 2. Identity and Background
Present principal occupation or employment: The Reporting Person's present principal occupation is Former Executive Chairman of the Board of the Issuer. This Amendment No. 6 (the "Amendment") amends and supplements the Schedule 13D (the "Initial Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on January 29, 2020, by Lawrence E. Kurzius (the "Reporting Person"), as amended by Amendments No. 1, No. 2, No. 3, No. 4 and No. 5 to Schedule 13D filed with the Commission on February 10, 2021, February 16, 2022, and February 10, 2023, April 19, 2023 and January 11, 2024, respectively. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Person beneficially owns, in aggregate, 2,259,911 shares of Common Stock, representing 12.9% of the Issuer's outstanding shares of Common Stock. The Reporting Person's beneficial ownership includes 1,771,011 shares of Common Stock that may be acquired within 60 days of the date hereof pursuant to the exercise of vested stock options.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or direct the vote: 2,259,911

Shared power to vote or direct the vote: -0-

Sole power to dispose or direct the disposition: 2,259,911

Shared power to dispose or direct the disposition: -0-
Transactions in the class effected during the past sixty days: The Reporting Person has effected no transactions in the Common Stock within the past sixty days, except as previously reported on Forms 4 filed with the Commission as follows: on January 27, 2025, the Reporting Person acquired 77,637 shares of Common Stock from the vesting of a performance-based equity incentive award.

## Signatures
- Lawrence E. Kurzius: /s/ Lawrence E. Kurzius, Lawrence E. Kurzius (01/29/2025)